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                                                                            NEWS
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                   TRAVELERS PROPERTY CASUALTY REPORTS RECORD
               FIRST QUARTER OPERATING EARNINGS OF $369.1 MILLION,
                           UP 14% FROM $323.5 MILLION;
                         EPS UP 16% TO $0.96 FROM $0.83


HARTFORD, Conn., April 17, 2000 -- Travelers Property Casualty Corp. (NYSE: TAP) reported a 14% rise in operating earnings to $369.1 million for the quarter ended March 31, 2000, up from $323.5 million in the 1999 quarter. On a diluted basis, operating earnings per share were $0.96, up 16% from $0.83 per share in the 1999 quarter.

         Net income rose to $330.5 million or $0.86 per share compared to $200.5 million or $0.51 per share in 1999. The 2000 quarter included realized investment losses of $38.6 million compared to realized investment gains of $10.1 million in the first quarter of 1999. In addition, the 1999 quarter included a charge of $133.1 million or $0.34 per share as a result of the required adoption of new accounting principles.

         Per share results are based on 385.4 million weighted average shares outstanding compared to 390.5 million in the 1999 quarter.

         In the 2000 quarter, Citigroup, which holds an 85% interest in the Company, announced a tender offer for the outstanding publicly held shares of the Company. The offer price is $41.95 per share and is scheduled to expire on April 19, 2000. Also during the quarter, the Company announced an agreement to acquire the surety business of Reliance Group Holdings. A definitive agreement was signed April 10 and the acquisition is expected to close by the end of the second quarter.

         The increase in operating earnings for the 2000 quarter was due to higher net investment income and increases in Commercial Lines rates achieved in prior quarters. These were partially offset by higher catastrophe losses in Personal Lines.

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One Tower Square
Hartford, CT 06183
www.travelers.com
                                              [Travelers Property Casualty Logo]
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Travelers Property Casualty/2

         "The Commercial Lines market continues to improve with incremental benefits from rate increases achieved last year flowing through to the bottom line," said Jay S. Fishman, Chairman and Chief Executive Officer. "By the end of this quarter, our middle market field organization achieved average rate increases in the mid teens. With the growing strength in this market and in our specialty and small business markets, we also began to show increases in net written premiums."

         Net written premiums were $2.037 billion compared to $2.026 billion in the 1999 quarter, adjusted for a reinsurance transaction. The increase is due to higher Commercial Lines premiums partially offset by lower premiums in Personal Lines, which were principally due to the curtailment of TRAVELERS SECURE(R).

         Net investment income rose to $397.7 million, after tax, compared to $368.9 million in the first quarter of 1999.

         The statutory combined ratio was 100.3% compared to 99.6%, as adjusted for the reinsurance transaction, in the first quarter of 1999.

COMMERCIAL LINES: OPERATING EARNINGS OF $298.8 MILLION WERE UP 22% FROM
                  $244.8 MILLION IN 1999

         The operating results in this segment reflect higher net investment income, rate increases achieved in prior quarters, increased favorable prior-year reserve development and continued expense reductions. There were no catastrophe losses in the current or prior year quarters.

         The statutory combined ratio for the quarter was 101.4% compared to 104.7% in 1999.

         Net written premiums for the quarter were $1.147 billion, up from $1.114 billion in the first quarter of 1999.



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Travelers Property Casualty/3

PERSONAL LINES: OPERATING EARNINGS WERE $96.3 MILLION COMPARED TO $108.6
                MILLION IN 1999

         The lower operating income was due to higher catastrophe losses, partially offset by higher net investment income.

         The statutory combined ratio for the quarter was 99.1%, up from 93.2% in the 1999 quarter, adjusted for a reinsurance transaction. The increase was due largely to higher catastrophe losses, which were $30.4 million, up from $8.1 million in the 1999 quarter and to lower favorable prior-year reserve development.

         Net written premiums were $889.7 million, down from $911.7 million, excluding the reinsurance transaction, as a result of planned reductions in the TRAVELERS SECURE(R) business, a mandated rate decrease in New Jersey, and a continued emphasis on disciplined underwriting. These reductions were partially offset by an increase in affinity group sales.

INTEREST EXPENSE AND OTHER: OPERATING EXPENSE OF $26.0 MILLION COMPARED TO
                            $29.9 MILLION IN 1999

         The primary component of Interest Expense and Other for the quarter was interest expense of $22.1 million.

         Travelers Property Casualty (NYSE: TAP) is a leading provider of a broad range of insurance products and services for commercial markets, including workers' compensation, integrated disability, property, liability, and specialty lines, and fidelity and surety bonds. The Company is also a leading provider of homeowners and auto insurance for consumers. Travelers Property Casualty is a member of Citigroup (NYSE: C), a diversified, global financial services company. For more information on Travelers Property Casualty and its products, please visit the Company's web site at www.travelers.com.

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CONTACTS
         MEDIA:                                      INVESTORS:
         Keith Anderson                              Sheri Ptashek
         860/954-6390                                212/559-4658